# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Energous Corporation, CIK 0001575793
CUSIP: 29272C301
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 3590 North First Street, Suite 330, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 04/15/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-002173
Filed by CIK 0001589689

## Reporting persons
- MYDA Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 180,000; sole dispositive power 0; shared dispositive power 180,000; aggregate amount beneficially owned 180,000 (3.27% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 5,501,099 shares of Common Stock, par value $0.00001 outstanding as of March 23, 2026, as reported in the Form 10-K filed by the Issuer on March 26, 2026.
- MYDA Capital GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 180,000; sole dispositive power 0; shared dispositive power 180,000; aggregate amount beneficially owned 180,000 (3.27% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 5,501,099 shares of Common Stock, par value $0.00001 outstanding as of March 23, 2026, as reported in the Form 10-K filed by the Issuer on March 26, 2026.
- MYDA Advantage LP: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 180,000; sole dispositive power 0; shared dispositive power 180,000; aggregate amount beneficially owned 180,000 (3.27% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 5,501,099 shares of Common Stock, par value $0.00001 outstanding as of March 23, 2026, as reported in the Form 10-K filed by the Issuer on March 26, 2026.
- Jason Lieber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 180,000; sole dispositive power 0; shared dispositive power 180,000; aggregate amount beneficially owned 180,000 (3.27% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 5,501,099 shares of Common Stock, par value $0.00001 outstanding as of March 23, 2026, as reported in the Form 10-K filed by the Issuer on March 26, 2026.

## Item 1. Issuer
Name of issuer: Energous Corporation
Address of issuer's principal executive offices: 3590 North First Street, Suite 330, San Jose, CA, 95134

## Item 2. Person Filing
Name of person filing:
MYDA Advisors LLC
MYDA Capital GP, LLC
MYDA Advantage LP, (The Fund)
Mr. Jason Lieber
Address of principal business office or, if none, residence: 1067 Broadway, Suite A, Woodmere, NY 11598
Citizenship: MYDA Advisors, LLC, a New York limited liability company formed under the laws of the State of New York. MYDA Advantage LP is a limited partnership formed under the laws of the State of New York. MYDA Capital GP, LLC a New York limited liability company formed under the laws of the State of New York. Mr. Jason Lieber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 180,000
Percent of class: 3.27%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 180,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
180,000

The percentages reported in this Schedule 13G are based on 5,501,099 shares of Common Stock, par value $0.00001 outstanding as of March 23, 2026, as reported in the Form 10-K filed by the Issuer on March 26, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MYDA Advisors LLC: /s/ Jason Lieber, Managing Member (04/15/2026)
- MYDA Capital GP, LLC: /s/ Jason Lieber, Managing Member (04/15/2026)
- MYDA Advantage LP: /s/ Jason Lieber, Managing Member of GP (04/15/2026)
- Jason Lieber: /s/ Jason Lieber, Jason Lieber (04/15/2026)